UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Exide Technologies
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

302051206
(CUSIP Number)

The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue Milwaukee, WI 53202 Ronald P. Joelson Chief Investment Officer (414) 665-3766
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Northwestern Mutual Life Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,364,846 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,364,846 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,846 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.66%(1)
14	TYPE OF REPORTING PERSON IC

(1)
As of May 12, 2015, the number of shares of Common Stock, par value $0.01 of the Company (the “Shares”) beneficially owned by the Reporting Person includes 367,868 Shares and $17,492,901 aggregate principal amount of 7% Second Lien Senior Secured Convertible PIK Notes due 2025 (the “Second Lien Notes”), which are currently convertible into 1,996,978 Shares.

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Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Shares of Exide Technologies, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 13000 Deerfield Parkway, Building 200, Milton, Georgia 30004.
Item 2. Identity and Background

(a), (f) This statement is filed on behalf of The Northwestern Mutual Life Insurance Company (the “Reporting Person”).

(b) The business address and principal office of the Reporting Person is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c) The principal business of the Reporting Person is that of an insurance company as defined in section 3(a)(19) of the Securities Exchange Act of 1934, as amended.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
The Reporting Person acquired 367,868 Shares and $17,472,901 aggregate principal amount of Second Lien Notes, which are currently convertible into 1,996,978 Shares (collectively, the “Subject Shares”), for investment purposes and for the purposes described below.
Pursuant to the Fourth Amended Plan of Reorganization of the Issuer, as filed with the United States Bankruptcy Court for the District of Delaware on March 27, 2015, the Reporting Person acquired the Subject Shares on April 30, 2015, upon the Issuer’s emergence from bankruptcy, (x) in exchange for the full and final satisfaction, settlement, release and discharge of and in exchange for the Reporting Person’s (1) claim against the Issuer as a lender of $20,263,794 under the Issuer’s Amended and Restated Superpriority Debtor-In-Possession Credit Agreement, dated as of July 12, 2013, by and among the Issuer, JPMorgan Chase Bank, N.A., as DIP Agent, and the lenders party thereto, and (2) claim against the Issuer as a holder of $18,655,000 aggregate principal amount of the Issuer’s 8.625% Senior Secured Notes due 2018, (y) for $10,000,000 in cash pursuant to a Backstop Commitment Agreement, dated as of January 7, 2015 (as amended, the “BCA”) by and among the Issuer and certain other creditors of the Issuer, and (z) as fees in consideration of the Reporting Person’s backstop commitment provided pursuant to the BCA.  The source of funds described in clause (y) was assets under management.
Item 4.  Purpose of Transaction.
The Reporting Person acquired the Subject Shares (as described above in Item 3) for investment purposes in the ordinary course of business. Currently, the Reporting Person is party to the Stockholders Agreement (as defined in Item 6, below).
The Reporting Person intends to regularly review its investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Person, and/or other persons affiliated with it, may, and reserve the right to, engage in discussions with management and the board of directors of the Issuer (the “Board of Directors”) and other holders of the Shares, concerning the business (including, without limitation, the Issuer’s assets and capital structure) and the future plans of the Issuer, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Subject Shares, on the open market, in privately negotiated transactions or otherwise.

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The Reporting Person may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, and the exercise of the Reporting Person’s rights under the Stockholders Agreement may result in (a) the acquisition or disposition of securities of the Issuer as a result of customary tag-along and drag-along provisions (as described in Item 6, below), (d) a change in the present Board of Directors pursuant to provisions relating to the designation of members of the Board of Directors (as described in Item 6, below) and (g) actions that impede the acquisition of control of the Issuer by any person due to the various limitations on actions by the parties to the Stockholder Agreement with respect to their Shares.
On May 1, 2015, the Issuer filed a Form 15 for the de-registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such deregistration will take effect on July 30, 2015.
Item 5. Interest in Securities of the Issuer

(a), (b) On April 30, 2015, upon the Issuer’s emergence from bankruptcy and pursuant to the Plan, the Issuer issued 8,000,000 Shares and $279,983,104 aggregate principal amount of the Second Lien Notes, which are currently convertible into 32,000,000 Shares, to certain of the Issuer’s former creditors.  As of May 12, 2015, there were 8,000,000 Shares issued and outstanding.

The 367,868 Shares beneficially owned by the Reporting Person represents approximately 4.60% of the issued and outstanding Shares, and the $17,472,901 in aggregate principal amount of Second Lien Notes the Reporting Person beneficially owns (the “Subject Notes”) are currently convertible into 1,996,978 Shares, which, together with the Subject Shares, represent approximately 23.66% of the outstanding Shares, after giving effect to the conversion of the Subject Notes into Shares.  The Reporting Person has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the Subject Shares.

(c) The Reporting Person has not transacted in the Shares or the Second Lien Notes during the past sixty days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 30, 2015, in connection with the Issuer’s emergence from bankruptcy, certain holders of the Shares, including the Reporting Person (collectively, the “Initial Stockholders”), entered into a Stockholders Agreement with the Issuer (the “Stockholders Agreement”), the material terms of which are described below.

Election of Directors
As further described below, pursuant to the Stockholders Agreement, certain Initial Stockholders (including the Reporting Person, when acting as part of a group comprised of the Minority Stockholders (as defined below)) have the right, at their respective discretion, to designate one or more members of the Board of Directors.  Such right may be exercised by the applicable Initial Stockholder(s) by notification to each other stockholder who agrees to be bound by the Stockholders Agreement (collectively, the “Stockholders”), and each Stockholder is then required to vote its Shares to ensure the election of such Initial Stockholder(s)’ designee(s).  The following describes the provisions of the Stockholders Agreement permitting Stockholders to designate members of the Board of Directors (the “Designation Provisions”):

(x)	Each Initial Stockholder that has an aggregate ownership of Shares representing at least 20% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the Issuer’s right of first refusal (as described below, the “ROFR”)) is permitted to designate two individuals to the Board of Directors;
(y)
Each Initial Stockholder that has an aggregate ownership of Shares representing at least 9% but less than 20% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or

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exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR) is permitted to designate one individual to the Board of Directors; and
(z)	Initial Stockholders that hold an aggregate of at least a majority of the Shares held by all Initial Stockholders who have an aggregate ownership of Shares representing at least 3% but less than 9% of the issued and outstanding Shares (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the Issuer’s ROFR) (collectively, the “Minority Stockholders”) are permitted, as a group, to designate one individual.
Because the Reporting Person has an aggregate ownership of Shares representing 4.60% of the issued and outstanding Shares for purposes of the Designation Provisions, the Reporting Person has the right, when acting as part of a group comprised of the Minority Stockholders, to designate one individual to be elected to the Board of Directors in accordance with the Designation Provisions.
Transfer Restrictions
Other than (x) limited rights to transfer Shares to family members and to affiliates (each, a “Permitted Transfer”) and (y) in connection with a Sale Transaction (as defined below), each Stockholder is permitted to transfer its Shares so long as such transfer first complies with (i) the ROFR and (ii) the Tag Along Rights.  Notwithstanding the foregoing, except with the prior written consent of the Board of Directors, no Stockholder may transfer its Shares (x) to a competitor of the Issuer  or (y) where, following such transfer or transfer, (A) the Issuer would have 2,000 or more holders of record (or 500 or more holders of record who are not “accredited investors”) (as defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”) of any class of capital securities of the Issuer or (B) the Issuer would be required to register the Shares under the Exchange Act.
Right of First Refusal; Drag Along and Tag Along Rights
Pursuant to the ROFR, the Issuer has a right of first refusal to purchase all (but not less than all) of the Shares that are proposed to be sold or transferred by any Stockholder (other than pursuant to a Permitted Transfer) at a price equal to the price proposed to be paid by the transferee in such transaction.
If one or more Initial Stockholders that hold at least a majority in the aggregate of the then issued and outstanding Shares (collectively, the “Drag-Along Stockholders”) propose to (x) transfer (in any single transaction or series of related transactions) all of the Shares owned by such Drag-Along Stockholder(s) or (y) sell all or a substantial portion of the consolidated assets of the Issuer and its subsidiaries, in each case, to an unaffiliated third party (the transactions described in clauses (x) and (y), each, a “Drag-Along Sale”) then such Drag-Along Stockholder(s) shall have the right to require each other Stockholder of the Issuer to participate and transfer all of its equity securities in such Drag Along Sale on the same terms and conditions as the Drag-Along Stockholder(s), and/or vote in favor of such Drag-Along Sale, as well as waive any appraisal rights in connection therewith.
If any Initial Stockholder proposes to transfer (in any single transaction or series of related transactions) at least 20% of the then issued and outstanding equity securities of the Issuer to an unaffiliated third party (a “Tag-Along Sale”), then the other Stockholders shall have the right to sell a pro rata portion of its Shares in such Tag-Along Sale on the same terms and conditions as the Initial Stockholder whose proposed transfer gave rise to the Tag-Along Sale.
Pre-emptive Rights
For so long as an Initial Stockholder (together with its affiliates) owns at least 1% of the issued and outstanding equity securities of the Issuer, in the event the Issuer proposes to issue any additional debt, equity and/or convertible securities, then such Initial Stockholder will have a preemptive right to proportionately participate in such offering on the same terms as the proposed offering.  The preemptive rights shall not apply to any issuance in which no Initial Stockholder holding 9% or more of the Issuer’s equity securities (prior to giving effect to such issuance) participates.  The preemptive rights are also not transferable except to an affiliate and shall be subject to other customary exceptions set forth in the Stockholders Agreement.

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Minority Approval Rights
The Stockholders Agreement provides that the Issuer shall not take certain action without the prior consent of (x) MacKay Shields (together with  its affiliates and Permitted Transferees), for so long as it beneficially owns, as investment adviser for its clients, at least 25% of the issued and outstanding equity securities of the Issuer (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR) and (y) any of the Initial Stockholders, for so long as such Initial Stockholder holds (together with its affiliates) at least 8% of the issued and outstanding equity securities of the Issuer (disregarding (i) dilution from any issuances of Shares or similar equity securities of the Issuer (including, for the avoidance of doubt, pursuant to the exercise, conversion or exchange of any securities convertible into or exchangeable or exercisable for Shares) and (ii) accretion from the purchase of Shares by the Issuer pursuant to the ROFR).  As further set forth in the Stockholders Agreement, such prohibited actions include mergers of the Issuer, sale of assets of the issuer having a fair market value in excess of $50,000,000, the consummation of an initial public offering, amendments to the governing documents of the Issuer and changes to the nature of the business of the Issuer.
Registration Rights
The Issuer granted the Initial Stockholders certain registration rights with respect to the Shares and any security that is convertible into or exchangeable or exercisable for Shares.  Such registration rights include demand rights available to certain Stockholders 180 days after the Issuer’s initial public offering, shelf registration and underwritten shelf take-down rights and piggyback rights.  The Issuer will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the registration rights provided under the Stockholders Agreement. The registration rights provisions of the Stockholders Agreement also include customary indemnification provisions in favor of the Stockholders that participate in registrations pursuant to such provisions, any person who is or might be deemed a control person of such Stockholders (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.
The foregoing summary the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement filed herewith as Exhibit 1, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Stockholders Agreement, dated April 30, 2015, among Exide Technologies and the stockholders listed on Schedule I thereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2015

The Northwestern Mutual Life Insurance Company

By:	/s/ Ronald P. Joelson
	Name:	Ronald P. Joelson
	Title:	Chief Investment Officer